SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $192,500 (1)       Amount of Filing Fee: $24.39 (2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable    Filing party:  Not Applicable
     Form or registration no.:  Not Applicable  Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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PRESS RELEASE    -    PRESS RELEASE    -    PRESS RELEASE    -    PRESS RELEASE

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EVEREST PROPERTIES II, LLC
155 N. Lake Avenue, Suite 1000
Pasadena, CA  91101

CONTACT: Chris Davis or Stacey McClain of Everest Properties II, LLC
                  (626) 585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, August 3, 2004 - Everest Properties II, LLC today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in American Republic Realty Fund I, L.P. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Wednesday, August 4, 2004. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Tuesday, August 3, 2004. Everest reported that approximately 451 units have been deposited to date in response to the offer.